Exhibit (d)(n)(A)(2)
PACIFIC SELECT FUND
AMENDMENT NO. 2 TO THE PORTFOLIO MANAGEMENT AGREEMENT
     The Portfolio Management Agreement (the “Agreement”) made the 1st day of May, 2008, as amended to date, by and among Pacific Life Fund Advisors LLC (“Investment Adviser”), a Delaware limited liability company, J.P. Morgan Investment Management Inc. (“Portfolio Manager”), a Delaware corporation and Pacific Select Fund, a Massachusetts business trust (“Fund”), is hereby amended to add the provisions set forth below (together the “Amendment”), which is made this 8 day of April, 2009.
In consideration of the premises, the promises, and the mutual covenants contained in the Agreement and the good and fair consideration paid in connection with that Agreement, the Agreement is hereby amended by adding the following after the last sentence in Section 2(c):
“The Portfolio Manager recognizes that in order for the Portfolio to operate consistent with its states investment strategy as a long/short portfolio, securities lending will be employed to finance both the short positions and additional long positions. Related to securities lending, the Portfolio Manager is responsible for timely communication of any written confirmation of a buy-in to the Investment Adviser and the Fund’s custodian (“Buy-in Notification”) that the Portfolio Manager receives from its broker/dealer(s) with whom it executes trades. Timely notification is defined as follows:
1.	if the buy-in occurs prior to the market open on the third day following the settlement date of the trade (currently trade date + 6 for domestic equities), then the Buy-in Notification must be sent to the Fund’s custodian by 2 p.m. Eastern Time that same day, and

2.	if the buy-in occurs on a day prior to the third day following settlement date of the trade, then the Buy-in Notification must be sent to Fund’s custodian as soon as reasonably practicable that same day.
        If (i) the buy-in occurs prior to the market open on the third day following the settlement date of the trade and the Portfolio Manager’s Buy-in Notification is sent to the Fund’s custodian after 2 p.m. that same day or (ii) the buy-in occurs on a day prior to the third day following settlement date of the trade and the Portfolio Manager’s Buy-in Notification is not sent that same day, the Portfolio Manager agrees to be liable to the Fund for any losses incurred by the Fund as a result of such late Buy-in Notification. If at any time the Portfolio Manager in its sole judgment determines that the deadlines for the Buy-in Notification set forth in this Section 2(c) cannot be reasonably met by the Portfolio Manager on a consistent basis going forward, the Portfolio Manager will immediately notify the Investment Adviser and will transition the portfolio to a ‘long-only’ strategy in the most cost effective manner possible. Concurrently, the Investment Adviser will instruct the Fund’s securities lending agent to (i) recall all loaned securities within a maximum of twenty business days, and (ii) cease lending securities from the Fund. Upon the earlier of twenty business days after the Portfolio Manager’s notice to the Investment Adviser or the Portfolio Manager’s receipt of written confirmation from the

Investment Adviser that all loaned securities have been returned to the Fund, this Amendment will terminate.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year provided above for the Amendment.

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa		By:	/s/ Jane Guon

	Name:	Howard T. Hirakawa		Name:	Jane Guon
	Title:	Vice President		Title:	Assistant Secretary

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Scott G. Moritz
	Name:	Scott G. Moritz
	Title:	Vice President

PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa
	Name:	Howard T. Hirakawa
	Title:	Vice President